BB

06004978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50854

MK 3/17
AB 3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 288th Avenue
(No. and Street)

Burlington (City) Wisconsin (State) 53105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Christoph 262-878-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albert & Goodman, CPA's
(Name – *if individual, state last, first, middle name*)

Suite 150
100 Lexington Drive (Address) Buffalo Grove (City) IL (State) 60089 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/9/06

OATH OR AFFIRMATION

I, Roger W. Christoph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEYSTONE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

KEYSTONE SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 and 2004

CONTENTS

To the Members of
Keystone Securities, LLC

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying statements of financial condition of Keystone Securities, LLC as of December 31, 2005 and 2004, and the related statements of income and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Keystone Securities, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Keystone Securities, LLC are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Albert & Goodman, CPAs

Albert & Goodman, CPA's

February 2, 2006

100 Lexington Drive • Suite 150 • Buffalo Grove, Illinois 60089 • PHONE: 847/947-4411 • FAX: 847/947-4422 • www.ag-cpas.com

KEYSTONE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 & 2004

ASSETS

	2005	2004
Cash	$ 4,254	$ 3,813
Firm deposit account	101,037	100,042
Accounts & commissions receivable	4,387	6,343
Deposit	300	-
TOTAL ASSETS	$ 109,978	$ 110,198

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts & commissions payable	$ 1,183	$ 2,000
Accrued state income taxes	-	0
TOTAL LIABILITIES	1,183	2,000
MEMBERS' EQUITY	108,796	108,198
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 109,979	$ 110,198

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

KEYSTONE SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

		2005	2004
REVENUES			
Commissions		$ 71,312	$ 37,972
Interest income		$ 913	$ -
Dividend income		83	645
	TOTAL REVENUE	72,308	38,617
OPERATING EXPENSES			
Clearing charges		26,230	11,889
Commissions		21,902	6,199
Medical reimbursement		346	4,157
Professional fees		2,257	4,129
Dues & assessments		3,158	3,863
Travel		-	1,336
Postage & delivery		95	1,094
Telephone		1,006	984
Insurance/bonding		-	369
Miscellaneous expense		(60)	104
Office supplies		1,776	-
State income taxes		-	-
Amortization expense		-	-
	TOTAL OPERATING EXPENSES	56,710	34,124
	NET INCOME	15,598	4,493
MEMBERS' EQUITY			
Beginning of the year		108,198	88,705
Capital contributions (distribution)		(15,000)	15,000
End of the year		$ 108,796	$ 108,198

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

KEYSTONE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 15,598	$ 4,493
Net (increase) decrease in current assets:		
Accounts receivable	1,956	(5,572)
Marketable securities	(996)	(50,047)
Deposit	(300)	-
Net increase (decrease) in current liabilities		
Commissions payable	(817)	500
Accrued state income taxes	-	(273)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	15,441	(50,899)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions (distributions)	(15,000)	15,000
NET CASH PROVIDED (USED BY FINANCING ACTIVITIES	(15,000)	15,000
NET INCREASE (DECREASE) IN CASH	441	(35,899)
CASH AT BEGINNING OF THE YEAR	3,813	39,712
CASH AT END OF THE YEAR	$ 4,254	$ 3,813

Supplemental Disclosure of Cash Flow Information:

	2005	2004
Interest paid	$ -	$ -
Income taxes paid	$ -	$ 273

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Keystone Securities, LLC, (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management is also responsible for all estimates made on these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF ORGANIZATION

The Company, which is headquartered in Burlington, Wisconsin, is a registered broker-dealer. All trades are cleared on a fully disclosed basis. The Company began operations on January 20, 1998.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

ACCOUNTS RECIEVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

OTHER ASSETS/AMORTIZATION

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the estimated useful lives of the assets. Total amortization for the years ended December 31, 2005 and 2004 was $0 and $0, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SECURITIES - MARKED TO MARKET

At the end of the year all securities are marked-to-market based on the requirements made by the Securities and Exchange Commission. The fair market value of the securities at December 31, 2005 and 2004 was $ 101,038 and $100,042, respectively.

INCOME TAXES

The Company is a limited liability company. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore no provision or liability for federal income taxes has been included in these financial statements.

CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital $5,000, as defined under Rule 15c3-1. At December 31, 2005 and 2004 the Company had net capital of $108,796 and $108,198, respectively.

EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

KEYSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

	2005	2004
Net Worth	$ 108,796	$ 108,198
Less:		
Non-allowable assets	(1,038)	(42)
Haircut	-	-
Net Capital	107,758	108,156
Less: Capital requirement	(5,000)	(5,000)
Excess Capital	$ 102,758	$ 103,156
Aggregate Indebtedness	$ 1,183	$ -
Ratio of Aggregate Indebtedness to Net Capital	1.15%	0.00%

Reconciliation of Computation of Net Capital

	2005	2004
NET CAPITAL--As reported in Part IIA Focus	$ 108,198	$ 88,476
Net audit adjustments	-	229
NET CAPITAL--As adjusted	$ 108,198	$ 88,705

SEE ACCOUNTANT'S REPORT